UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Appointment of Director

On November 17, 2025, Nuvini Group Limited (Nasdaq: NVNI) (the “Company”) announced the appointment of Phoebe Wang to its Board of Directors, effective as of November 14, 2025.

Ms. Wang currently serves as an Investment Partner on the Corporate Development team at a leading artificial intelligence (“AI”) technology company and is an Advisor to Andrew Ng’s AI Fund. She brings extensive experience and expertise across AI, venture partnerships, and enterprise technology through her various roles with multiple Fortune 10 companies, AI Fund, and multiple global AI advisory organizations. Additionally, she has invested in and advised companies advancing applied AI, machine learning, and automation technologies used across cloud and software platforms.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 17, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: November 18, 2025	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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